UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The ODP Corporation

(Name of Subject Company (Issuer))

USR Parent, Inc.

Staples, Inc.

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value

(Title of Class of Securities)

88337F105

(CUSIP Number of Class of Securities)

USR Parent, Inc.

500 Staples Drive

Framingham, MA 01702

Sean D. Rodgers, P.C.

David B. Feirstein, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4600

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(ex) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates to a planned tender offer by USR Parent, Inc. a Delaware corporation (the “Offeror”), and Staples, Inc. (“Staples”), a Delaware corporation, for all of the issued and outstanding shares of common stock, $0.01 par value per share.

The tender offer for the purchase of the issued and outstanding shares of The ODP Corporation (“ODP”) common stock described in this document has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, the Offeror will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the U.S. Securities and Exchange Commission (“SEC”) and ODP will be required to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, ODP stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) when they become available as they will contain important information. Once filed, ODP stockholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials.

EXHIBIT INDEX

EXHIBIT NO.

99.1	Press Release of USR Parent, Inc. dated March 31, 2021

2